UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 333-128780

NCL Corporation Ltd.

(Translation of registrant’s name into English)

7665 Corporate Center Drive, Miami, Florida 33126

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

NCL Corporation Ltd.

NCL Corporation Ltd.

Consolidated Statements of Operations

(unaudited, in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Revenue
Passenger ticket	$328,683	$330,265	$607,715	$613,413
Onboard and other	149,232	148,152	286,702	289,459

Total revenue	477,915	478,417	894,417	902,872

Cruise operating expense
Commissions, transportation and other	75,950	83,239	139,887	150,188
Onboard and other	37,258	41,275	70,080	76,711
Payroll and related	80,234	80,317	157,258	162,580
Fuel	49,569	36,287	96,907	68,815
Food	26,934	30,412	51,685	60,404
Other	51,449	61,078	99,741	124,160

Total cruise operating expense	321,394	332,608	615,558	642,858

Other operating expense
Marketing, general and administrative	61,786	61,654	125,985	124,957
Depreciation and amortization	38,896	38,135	76,753	76,119

Total other operating expense	100,682	99,789	202,738	201,076

Operating income	55,839	46,020	76,121	58,938

Non-operating income (expense)
Interest income	37	287	65	635
Interest expense, net of capitalized interest	(37,047)	(26,635)	(72,886)	(52,047)
Other income (expense)	(33,769)	(4,253)	(34,372)	13,082

Total non-operating income (expense)	(70,779)	(30,601)	(107,193)	(38,330)

Net income (loss)	$(14,940)	$15,419	$(31,072)	$20,608

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(unaudited, in thousands, except share data)

	June 30, 2010	December 31, 2009

Assets
Current assets:
Cash and cash equivalents	$99,441	$50,152
Restricted cash	2,800	3,097
Accounts receivable, net	8,649	7,868
Inventories	34,853	28,865
Prepaid expenses and other assets	34,476	61,580

Total current assets	180,219	151,562

Property and equipment, net	4,613,368	3,836,127
Goodwill and tradenames	602,792	602,792
Other long-term assets	142,042	220,867

	$5,538,421	$4,811,348

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$143,583	$3,586
Accounts payable	47,840	28,376
Accrued expenses and other liabilities	212,320	206,419
Due to Affiliate, net	748	225
Advance ticket sales	385,688	255,432

Total current liabilities	790,179	494,038

Long-term debt	3,024,948	2,554,105
Other long-term liabilities	62,230	58,654

Total liabilities	3,877,357	3,106,797

Commitments and contingencies (Note 7)

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,329,559	2,328,302
Accumulated other comprehensive income (loss)	(11,373)	2,299
Retained earnings (deficit)	(657,147)	(626,075)

Total shareholders’ equity	1,661,064	1,704,551

	$5,538,421	$4,811,348

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Six Months Ended June 30,
	2010	2009

Cash flows from operating activities
Net income (loss)	$(31,072)	$20,608
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	86,238	83,116
Loss on translation of debt	—	1,467
Loss (gain) on derivatives	2,784	(15,192)
Share-based compensation expense	1,260	485
Changes in operating assets and liabilities:
Accounts receivable, net	(781)	(1,380)
Inventories	(5,988)	(3,241)
Prepaid expenses and other assets	110,353	(56,988)
Accounts payable	19,464	(27,662)
Accrued expenses and other liabilities	287	(34,146)
Advance ticket sales	130,256	59,244

Net cash provided by operating activities	312,801	26,311

Cash flows from investing activities
Additions to property and equipment, net	(853,994)	(70,551)
Restricted cash	418	(405)

Net cash used in investing activities	(853,576)	(70,956)

Cash flows from financing activities
Repayments of long-term debt	(262,433)	(74,567)
Proceeds from long-term debt	873,273	30,000
Transactions with Affiliate, net	523	71,323
Contribution from Affiliates	—	100,000
Other, primarily deferred financing fees	(21,299)	(14,848)

Net cash provided by financing activities	590,064	111,908

Net increase in cash and cash equivalents	49,289	67,263
Cash and cash equivalents at beginning of period	50,152	185,717

Cash and cash equivalents at end of period	$99,441	$252,980

Supplemental disclosures (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to Consolidated Financial Statements

(unaudited)

As used in this document, the terms “we,” “our,” “us” and “Company” refer to NCL Corporation Ltd. and its subsidiaries. “Genting HK” refers to Genting Hong Kong Limited and its affiliates (formerly Star Cruises Limited and its affiliates). “Apollo” refers to Apollo Management L.P. and its affiliates, NCL Investment Ltd. and NCL Investment II Ltd. “TPG” refers to TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P. “Affiliate(s)” refers to Genting HK, Apollo, and/or TPG. References to the “U.S.” are to the United States of America and references to “dollars” or “$” are to U.S. dollars.

1.	Basis of Presentation

The accompanying consolidated financial statements are unaudited and, in our opinion, reflect all normal recurring adjustments necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009, which are included in our most recently filed Annual Report on Form 20-F.

Revenue and Expense Recognition

Revenue and expense includes taxes assessed by governmental authorities that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included in revenue on a gross basis were $26.6 million and $25.8 million for the three months ended June 30, 2010 and 2009, respectively, and $48.5 million and $47.3 million for the six months ended June 30, 2010 and 2009, respectively.

2.	Profits Sharing Agreement

In July 2009, we adopted a profits sharing agreement which authorizes us to grant profits interests in the Company to certain key employees. These interests generally vest with the holders based on a combination of performance-based and time-based vesting metrics, each as specified in the profits sharing agreement and each holder’s award agreement. Apollo, Genting HK and TPG are entitled to initially receive any distributions made by the Company, pro-rata based on their shareholdings in the Company. Once Apollo, Genting HK and TPG receive distributions in excess of certain hurdle amounts specified in the profits sharing agreement and each holder’s award agreement, each vested profits interest award generally entitles the holder of such award to a portion of such excess distribution amount which is expected to be in the form of shares, which form is determined solely by the Company.

NCL Corporation Ltd.

Notes to Consolidated Financial Statements—(Continued)

(unaudited)

In July and December 2009, the profits interests, consisting fifty percent of “Time-Based Units” (“TBUs”) and fifty percent of “Performance-Based Units” (“PBUs”), were granted to certain key employees. The TBUs generally vest on a straight-line basis over five years commencing on the later of January 7, 2008 or the employee’s employment start date. Upon a distribution event, the vesting amount of the PBUs is based on the amount of proceeds that are realized above certain hurdles. Non-vested TBUs and all PBUs are forfeited upon termination of employment. Vested TBUs can either be continued or cancelled and paid out to the employee at the Company’s discretion.

For the three and six months ended June 30, 2010, we recorded $0.6 million and $1.3 million, respectively, of compensation expense for vested TBUs which is included in marketing, general and administrative expense in our consolidated statements of operations. As of June 30, 2010, there was $2.0 million of total unrecognized compensation expense related to TBU non-vested shares.

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Level 1, “quoted prices in active markets for identical assets or liabilities” are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 2, “significant other observable inputs” are used by market participants in pricing the asset or liability based on market data obtained from independent sources. Level 3, “significant unobservable inputs” reflects our assumptions about what we believe market participants would use in pricing the asset or liability based on the best information available. To the extent that the valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The following table sets forth our derivatives measured at fair value as of June 30, 2010 and December 31, 2009 (in millions) and discloses the balance sheet location. These derivatives were categorized as Level 2 and we had no derivatives or other financial instruments categorized as Level 1 or Level 3 in the fair value hierarchy.

Derivatives	Balance sheet location	June 30, 2010	December 31, 2009
Fuel swaps	Prepaid expenses and other assets	$0.8	$ 9.0
	Other long-term assets	0.2	—
	Accrued expenses and other liabilities	6.4	—
	Other long-term liabilities	2.3	—
Interest rate swap	Accrued expenses and other liabilities	5.2	10.1

NCL Corporation Ltd.

Notes to Consolidated Financial Statements—(Continued)

(unaudited)

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments.

As of June 30, 2010 and December 31, 2009, our derivative instruments consisted of an interest rate swap and fuel swaps. We entered into an interest rate swap agreement to mitigate our exposure to interest rate movements and to manage our interest expense. Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We use fuel swaps to mitigate the financial impact of fluctuations in fuel prices qualifying and designated as hedging instruments (“cash flow hedges”) with contracts currently through 2012. As of June 30, 2010 and December 31, 2009 the notional amount of outstanding debt related to the interest rate swap was $400.0 million, and the fuel swaps pertained to 427.1 thousand metric tons and 302.5 thousand metric tons, respectively, of our projected fuel purchases.

Fair value of our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points. The data sources utilized in these valuation models that are significant to the fair value measurement are Level 2 in the fair value hierarchy.

We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of hedged items. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative instrument and the hedged item. Cash flows from the derivative instrument are classified in the same category as the cash flows from the underlying hedged item. The determination of ineffectiveness is based on the amount of dollar offset between the change in fair value of the derivative instrument and the change in fair value of the hedged item at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge then the change in fair value is recognized in earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit-risk-related contingent features in our derivative agreements.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty nonperformance under derivative instruments and our revolving credit facility is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate nonperformance by any of our significant counterparties.

NCL Corporation Ltd.

Notes to Consolidated Financial Statements—(Continued)

(unaudited)

We recognized the gain or (loss) for the changes in fair value of derivatives not designated as hedging instruments in other income (expense) in our consolidated statements of operations for the three months and six months ended June 30, 2010 and 2009 as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Interest rate swap	$108	$(2,008)	$(556)	$(1,877)
Foreign currency forward contracts	—	2,879	—	(42)
Fuel derivative contracts	—	15,120	—	17,111

Total gain (loss) related to derivatives not designated as hedging instruments	$108	$15,991	$(556)	$15,192

As of June 30, 2009 we did not have instruments designated as cash flow hedges. The change in fair value of fuel swaps which were designated as cash flow hedges for the three and six months ended June 30, 2010 were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Amount of loss recognized to other comprehensive income (loss) - effective portion	$(15,143)	$—	$(13,846)	$—
Amount of loss recognized to other income (expense) - ineffective portion	(2,537)	—	(2,228)	—

Total loss related to derivatives designated as cash flow hedges	$(17,680)	$—	$(16,074)	$—

As of June 30, 2010 and December 31, 2009, the fair value of our long-term debt, including the current portion, was $3,173.5 million and $2,483.1 million, respectively, which was $5.0 million more and $74.6 million less, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our fixed and variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturities of these financial instruments.

NCL Corporation Ltd.

Notes to Consolidated Financial Statements—(Continued)

(unaudited)

4.	Foreign Currency

As of June 30, 2010, all of our long-term debt was denominated in U.S. dollars. As of June 30, 2009, we had long-term debt denominated in euro totaling $332.2 million based on the euro/U.S. dollar exchange rate as of June 30, 2009. For the three and six months ended June 30, 2010, we had foreign currency net losses of $31.3 million and $31.5 million, respectively, primarily due to a $33.1 million loss on foreign exchange contracts associated with our financing of Norwegian Epic. For the three and six months ended June 30, 2009, we had foreign currency net losses of $17.3 million and $2.0 million, respectively, primarily related to the translation of our euro-denominated long-term debt to U.S. dollars which includes the effects of our foreign currency forward contracts. These translation amounts were recorded as a component of other income (expense) in the consolidated statements of operations.

5.	Long-Term Debt

In June 2010, we took delivery of Norwegian Epic. To finance the purchase, we drew in full $812.9 million of our Norwegian Epic term loan. The loan has a 12-year term with semi-annual amortization and bears interest at LIBOR plus 2.175% for the first twelve months and LIBOR plus 1.675% thereafter.

The following is a schedule of principal repayments of our long-term debt as of June 30, 2010 (in thousands):

Twelve Months Ended June 30,
2011	$143,583
2012	225,175
2013	224,574
2014	228,247
2015	329,897
Thereafter	2,017,055

Total	$3,168,531

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of June 30, 2010.

As of June 30, 2010 availability under our senior secured revolving credit facility was $407.0 million.

6.	Employee Benefit Plan

Effective January 2009, we implemented the Norwegian Shipboard Retirement Plan (“Shipboard Retirement Plan”) which computes benefits based on years of service, subject to eligibility requirements. We have recognized pension expense of $0.5 million for each of the three months ended June 30, 2010 and 2009 and $0.9 million for each of the six months ended June 30, 2010 and 2009 in our consolidated statements of operations. Changes in the projected benefit obligation are recognized in other comprehensive income (loss). We refer you to Note 8 “Comprehensive Income (Loss).”

NCL Corporation Ltd.

Notes to Consolidated Financial Statements—(Continued)

(unaudited)

7.	Commitments and Contingencies

Capital Expenditures

Future capital commitments consist of contracted commitments and future expected capital expenditures necessary for operations. As of June 30, 2010, anticipated capital expenditures are $50.0 million for the remainder of 2010 and $70.0 million for each of the years ending December 31, 2011 and 2012.

Material Litigation

(i) In May 2003, an explosion in the boiler room aboard the S.S. Norway resulted in the death of eight crew members and injury to approximately 20 other crew members. In May 2008, an agreement was reached with the United States Attorney’s Office for the Southern District of Florida and Norwegian Cruise Line Limited (“NCLL”) as the owner/operator of the S.S. Norway at the time of the incident, pled guilty to a violation of Title 46, United States Code, Section 2302(b), a misdemeanor, and was ordered to pay a fine of $1.0 million which was paid in May 2008, and restitution in the amount of $13.8 million which was covered by insurance and paid in prior years to those crew members involved in the incident. As part of the plea, a subsequent hearing on additional restitution was held, and the Court awarded $7.7 million of restitution which was paid in September 2008. As part of the agreement, NCL (Bahamas) Ltd., as operator of two of the vessels formerly owned and operated by NCLL at the time of the incident, agreed to enter into a civil Consent Judgment with the U.S. Attorney’s Office for the Southern District of Florida and assumed legal responsibility for carrying out certain procedural and safety reviews under the auspices of an independent consultant. The required safety reviews were completed in April 2009, and the appropriate reports were provided to the U.S. Attorney’s Office. In May 2009, the Plaintiffs filed a motion to file supplemental claims requesting additional damages. In July 2009, we filed a response to the Plaintiffs’ motion and a motion for sanctions. In March 2010, the Court denied the Plaintiffs’ motion and granted our motion for sanctions. The Plaintiffs’ subsequently filed a motion for reconsideration as to both orders which were denied in May 2010. The Plaintiffs’ did not appeal the Court’s order denying the motion to file supplemental claims for additional damages, and as a result, they are not entitled to seek additional damages arising from these proceedings.

(ii) In May 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of contract in connection with the termination of a shipboard concessionaire agreement. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

(iii) In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

NCL Corporation Ltd.

Notes to Consolidated Financial Statements—(Continued)

(unaudited)

(iv) In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. The amount of collateral may change based on certain terms and conditions. During the second quarter of 2010, our service providers released $84.3 million of collateral from the aggregate of $89.3 million which was included in other long-term assets in our consolidated balance sheet as of December 31, 2009.

8.	Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and changes in the fair value of derivative instruments that qualify as cash flow hedges as well as changes in the projected benefit obligation of our Shipboard Retirement Plan. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income (loss) until the hedged transactions are realized and recognized in earnings. Comprehensive income (loss) was as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Net income (loss)	$(14,940)	$15,419	$(31,072)	$20,608
Changes related to our Shipboard Retirement Plan:
Initial recognition of the projected benefit obligation	—	—	—	(8,549)
Amortization of actuarial gain	(7)	—	(14)	—
Amortization of prior service cost	93	178	188	356
Change related to cash flow derivative hedges	(15,143)	—	(13,846)	—

Total comprehensive income (loss)	$(29,997)	$15,597	$(44,744)	$12,415

NCL Corporation Ltd.

Notes to Consolidated Financial Statements—(Continued)

(unaudited)

9.	Supplemental Cash Flow Information

For the six months ended June 30, 2010, we had non-cash operating activities of $13.8 million in connection with cash flow hedges. For the six months ended June 30, 2009, we had non-cash financing activities of $295.7 million in connection with the transfer of Norwegian Sky as well as the distribution of the S.S. United States to Genting HK. In 2009, we also had $60.0 million of loan fees capitalized and accrued associated with amendments to our debt agreements and $8.5 million of non-cash activities in connection with our Shipboard Retirement Plan.

10.	Subsequent Event

Effective July 1, 2010, the Company and Genting HK agreed to extend the charter of Norwegian Sky from December 31, 2010 to December 31, 2012 with two one-year extension options, with each option subject to the mutual consent of each party. The new agreement provides for a purchase option of the ship during the charter period.

11.	Guarantor Subsidiaries

The $450.0 million 11.75% Senior Secured Notes due 2016 issued by us are guaranteed by certain of our subsidiaries with first-priority mortgage liens on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to those ships, subject to certain exceptions and permitted liens. These subsidiary guarantors are 100% owned subsidiaries of NCL Corporation Ltd. and have fully and unconditionally guaranteed these notes on a joint and several basis.

The following condensed consolidating financial information for NCL Corporation Ltd., the non-guarantor subsidiaries and combined guarantor subsidiaries presents condensed consolidating statements of operations for the three and six months ended June 30, 2010 and 2009, condensed consolidating balance sheets as of June 30, 2010 and December 31, 2009 and condensed consolidating statements of cash flows for the six months ended June 30, 2010 and 2009, using the equity method of accounting, as well as elimination entries necessary to consolidate the parent company and all of its subsidiaries.

The outstanding debt resides with the primary obligor. Interest expense was allocated based on the appraised value of the ships and marketing, general and administrative expense was allocated based on Capacity Days. Management fee represents the charge for the allocation of interest expense to the subsidiaries.

Condensed Consolidating Statement of Operations

For the Three Months Ended June 30, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$113,401	$215,282	$—	$328,683
Onboard and other	—	51,071	98,161	—	149,232

Total revenue	—	164,472	313,443	—	477,915

Cruise operating expense
Commissions, transportation and other	—	27,091	48,859	—	75,950
Onboard and other	—	12,956	24,302	—	37,258
Payroll and related	—	27,996	52,238	—	80,234
Fuel	—	20,635	28,934	—	49,569
Food	—	9,808	17,126	—	26,934
Other	—	15,482	35,967	—	51,449

Total cruise operating expense	—	113,968	207,426	—	321,394

Other operating expense
Marketing, general and administrative	—	27,071	34,715	—	61,786
Depreciation and amortization	—	13,988	24,908	—	38,896

Total other operating expense	—	41,059	59,623	—	100,682

Operating income	—	9,445	46,394	—	55,839

Non-operating income (expense)
Interest income	—	—	37	—	37
Interest expense, net of capitalized interest	(24,395)	(5,133)	(31,914)	24,395	(37,047)
Management fee	24,395	—	—	(24,395)	—
Other income (expense)	(35,450)	160	1,521	—	(33,769)
Equity in earnings (loss) of subsidiaries	20,510	—	—	(20,510)	—

Total non-operating income (expense)	(14,940)	(4,973)	(30,356)	(20,510)	(70,779)

Net income (loss)	$(14,940)	$4,472	$16,038	$(20,510)	$(14,940)

Condensed Consolidating Statement of Operations

For the Three Months Ended June 30, 2009

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$111,496	$218,769	$—	$330,265
Onboard and other	—	49,933	98,219	—	148,152

Total revenue	—	161,429	316,988	—	478,417

Cruise operating expense
Commissions, transportation and other	—	27,961	55,278	—	83,239
Onboard and other	—	13,614	27,661	—	41,275
Payroll and related	—	26,716	53,601	—	80,317
Fuel	—	14,454	21,833	—	36,287
Food	—	10,787	19,625	—	30,412
Other	—	16,104	44,974	—	61,078

Total cruise operating expense	—	109,636	222,972	—	332,608

Other operating expense
Marketing, general and administrative	—	26,094	35,560	—	61,654
Depreciation and amortization	—	14,358	23,777	—	38,135

Total other operating expense	—	40,452	59,337	—	99,789

Operating income	—	11,341	34,679	—	46,020

Non-operating income (expense)
Interest income	—	—	287	—	287
Interest expense, net of capitalized interest	(14,034)	(4,844)	(21,791)	14,034	(26,635)
Management fee	14,034	—	—	(14,034)	—
Other income (expense)	(2,026)	(210)	(2,017)	—	(4,253)
Equity in earnings (loss) of subsidiaries	17,445	—	—	(17,445)	—

Total non-operating income (expense)	15,419	(5,054)	(23,521)	(17,445)	(30,601)

Net income (loss)	$15,419	$6,287	$11,158	$(17,445)	$15,419

Condensed Consolidating Statement of Operations

For the Six Months Ended June 30, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$211,911	$395,804	$—	$607,715
Onboard and other	—	98,301	188,401	—	286,702

Total revenue	—	310,212	584,205	—	894,417

Cruise operating expense
Commissions, transportation and other	—	50,104	89,783	—	139,887
Onboard and other	—	24,821	45,259	—	70,080
Payroll and related	—	55,550	101,708	—	157,258
Fuel	—	40,267	56,640	—	96,907
Food	—	18,694	32,991	—	51,685
Other	—	34,684	65,057	—	99,741

Total cruise operating expense	—	224,120	391,438	—	615,558

Other operating expense
Marketing, general and administrative	—	53,889	72,096	—	125,985
Depreciation and amortization	—	28,009	48,744	—	76,753

Total other operating expense	—	81,898	120,840	—	202,738

Operating income	—	4,194	71,927	—	76,121

Non-operating income (expense)
Interest income	—	—	65	—	65
Interest expense, net of capitalized interest	(48,461)	(13,442)	(59,444)	48,461	(72,886)
Management fee	48,461	—	—	(48,461)	—
Other income (expense)	(35,783)	—	1,411	—	(34,372)
Equity in earnings (loss) of subsidiaries	4,711	—	—	(4,711)	—

Total non-operating income (expense)	(31,072)	(13,442)	(57,968)	(4,711)	(107,193)

Net income (loss)	$(31,072)	$(9,248)	$13,959	$(4,711)	$(31,072)

Condensed Consolidating Statement of Operations

For the Six Months Ended June 30, 2009

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$202,868	$410,545	$—	$613,413
Onboard and other	—	96,134	193,325	—	289,459

Total revenue	—	299,002	603,870	—	902,872

Cruise operating expense
Commissions, transportation and other	—	49,716	100,472	—	150,188
Onboard and other	—	26,006	50,705	—	76,711
Payroll and related	—	53,930	108,650	—	162,580
Fuel	—	28,374	40,441	—	68,815
Food	—	21,537	38,867	—	60,404
Other	—	35,959	88,201	—	124,160

Total cruise operating expense	—	215,522	427,336	—	642,858

Other operating expense
Marketing, general and administrative	—	52,057	72,900	—	124,957
Depreciation and amortization	—	28,669	47,450	—	76,119

Total other operating expense	—	80,726	120,350	—	201,076

Operating income (loss)	—	2,754	56,184	—	58,938

Non-operating income (expense)
Interest income	—	—	635	—	635
Interest expense, net of capitalized interest	(26,662)	(9,205)	(42,842)	26,662	(52,047)
Management fee	26,662	—	—	(26,662)	—
Other income (expense)	(2,029)	1,215	13,896	—	13,082
Equity in earnings (loss) of subsidiaries	22,637	—	—	(22,637)	—

Total non-operating income (expense)	20,608	(7,990)	(28,311)	(22,637)	(38,330)

Net income (loss)	$20,608	$(5,236)	$27,873	$(22,637)	$20,608

Condensed Consolidating Balance Sheet

As of June 30, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$7,534	$91,907	$—	$99,441
Restricted cash	—	—	2,800	—	2,800
Accounts receivable, net	228	965	7,456	—	8,649
Due from Affiliate, net	2,514,429	—	—	(2,514,429)	—
Inventories	—	11,712	23,141	—	34,853
Prepaid expenses and other assets	1,089	6,449	26,938	—	34,476

Total current assets	2,515,746	26,660	152,242	(2,514,429)	180,219
Property and equipment, net	—	1,266,832	3,346,536	—	4,613,368
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	63,712	—	78,330	—	142,042
Investment in subsidiaries	31,187	—	—	(31,187)	—

	$3,213,437	$1,293,492	$3,577,108	$(2,545,616)	$5,538,421

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$33,092	$—	$110,491	$—	$143,583
Accounts payable	—	12,990	34,850	—	47,840
Accrued expenses and other liabilities	28,308	40,843	143,169	—	212,320
Due to Affiliate, net	—	807,612	1,707,565	(2,514,429)	748
Advance ticket sales	—	—	385,688	—	385,688

Total current liabilities	61,400	861,445	2,381,763	(2,514,429)	790,179
Long-term debt	1,477,879	—	1,547,069	—	3,024,948
Other long-term liabilities	13,094	1,809	47,327	—	62,230

Total liabilities	1,552,373	863,254	3,976,159	(2,514,429)	3,877,357

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,329,559	379,946	229,062	(609,008)	2,329,559
Accumulated other comprehensive income (loss)	(11,373)	—	(5,978)	5,978	(11,373)
Retained earnings (deficit)	(657,147)	50,268	(709,953)	659,685	(657,147)

Total shareholders’ equity	1,661,064	430,238	(399,051)	(31,187)	1,661,064

	$3,213,437	$1,293,492	$3,577,108	$(2,545,616)	$5,538,421

Condensed Consolidating Balance Sheet

As of December 31, 2009

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$9,903	$40,249	$—	$50,152
Restricted cash	—	—	3,097	—	3,097
Accounts receivable, net	1,289	1,182	5,397	—	7,868
Due from Affiliate, net	2,752,379	—	—	(2,752,379)	—
Inventories	—	12,225	16,640	—	28,865
Prepaid expenses and other assets	6,051	9,603	45,926	—	61,580

Total current assets	2,759,719	32,913	111,309	(2,752,379)	151,562
Property and equipment, net	—	1,280,835	2,555,292	—	3,836,127
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	67,125	355	153,387	—	220,867
Investment in subsidiaries	25,043	—	—	(25,043)	—

	$3,454,679	$1,314,103	$2,819,988	$(2,777,422)	$4,811,348

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$—	$—	$3,586	$—	$3,586
Accounts payable	—	5,942	22,434	—	28,376
Accrued expenses and other liabilities	28,261	34,333	143,825	—	206,419
Due to Affiliate, net	—	834,342	1,918,262	(2,752,379)	225
Advance ticket sales	—	—	255,432	—	255,432

Total current liabilities	28,261	874,617	2,343,539	(2,752,379)	494,038
Long-term debt	1,711,023	—	843,082	—	2,554,105
Other long-term liabilities	10,844	—	47,810	—	58,654

Total liabilities	1,750,128	874,617	3,234,431	(2,752,379)	3,106,797

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,328,302	379,946	227,802	(607,748)	2,328,302
Accumulated other comprehensive income (loss)	2,299	—	(6,151)	6,151	2,299
Retained earnings (deficit)	(626,075)	59,516	(723,912)	664,396	(626,075)

Total shareholders’ equity	1,704,551	439,486	(414,443)	(25,043)	1,704,551

	$3,454,679	$1,314,103	$2,819,988	$(2,777,422)	$4,811,348

Condensed Consolidating Statement of Cash Flows

For the Six Months Ended June 30, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income (loss)	$(31,072)	$(9,248)	$13,959	$(4,711)	$(31,072)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	5,034	28,009	53,195	—	86,238
Loss on derivatives	2,784	—	—	—	2,784
Share-based compensation expense	—	—	1,260	—	1,260
Equity in (earnings) loss of subsidiaries	(4,711)	—	—	4,711	—
Changes in operating assets and liabilities:
Accounts receivable, net	1,061	217	(2,059)	—	(781)
Inventories	—	513	(6,501)	—	(5,988)
Prepaid expenses and other assets	(2,710)	3,509	109,554	—	110,353
Accounts payable	—	7,048	12,416	—	19,464
Accrued expenses and other liabilities	(6,893)	8,319	(1,139)	—	287
Advance ticket sales	—	—	130,256	—	130,256

Net cash provided by (used in) operating activities	(36,507)	38,367	310,941	—	312,801

Cash flows from investing activities
Additions to property and equipment, net	—	(14,006)	(839,988)	—	(853,994)
Restricted cash	—	—	418	—	418

Net cash used in investing activities	—	(14,006)	(839,570)	—	(853,576)

Cash flows from financing activities
Repayments of long-term debt	(260,300)	—	(2,133)	—	(262,433)
Proceeds from long-term debt	60,248	—	813,025	—	873,273
Transactions with Affiliate, net	237,950	(26,730)	(210,697)	—	523
Other, primarily deferred financing fees	(1,391)	—	(19,908)	—	(21,299)

Net cash provided by (used in) financing activities	36,507	(26,730)	580,287	—	590,064

Net increase (decrease) in cash and cash equivalents	—	(2,369)	51,658	—	49,289
Cash and cash equivalents at beginning of period	—	9,903	40,249	—	50,152

Cash and cash equivalents at end of period	$—	$7,534	$91,907	$—	$99,441

Condensed Consolidating Statement of Cash Flows

For the Six Months Ended June 30, 2009

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income (loss)	$20,608	$(5,236)	$27,873	$(22,637)	$20,608
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	4,439	28,669	50,008	—	83,116
Loss on translation of debt	—	—	1,467	—	1,467
Gain on derivatives	—	—	(15,192)	—	(15,192)
Share-based compensation expense	(137)	—	622	—	485
Equity in (earnings) loss of subsidiaries	(22,637)	—	—	22,637	—
Changes in operating assets and liabilities:
Accounts receivable, net	—	445	(1,825)	—	(1,380)
Inventories	—	(198)	(3,043)	—	(3,241)
Prepaid expenses and other assets	(294)	3,097	(59,791)	—	(56,988)
Accounts payable	—	7,843	(35,505)	—	(27,662)
Accrued expenses and other liabilities	(4,889)	3,091	(32,348)	—	(34,146)
Advance ticket sales	—	—	59,244	—	59,244

Net cash provided by (used in) operating activities	(2,910)	37,711	(8,490)	—	26,311

Cash flows from investing activities
Additions to property and equipment, net	—	(4,020)	(66,531)	—	(70,551)
Restricted cash	—	—	(405)	—	(405)

Net cash used in investing activities	—	(4,020)	(66,936)	—	(70,956)

Cash flows from financing activities
Repayments of long-term debt	(59,652)	—	(14,915)	—	(74,567)
Proceeds from long-term debt	30,000	—	—	—	30,000
Transactions with Affiliate, net	(55,741)	(34,375)	161,439	—	71,323
Contribution from Affiliates, net	100,000	—	—	—	100,000
Other, primarily deferred financing fees	(12,052)	—	(2,796)	—	(14,848)

Net cash provided by (used in) financing activities	2,555	(34,375)	143,728	—	111,908

Net increase (decrease) in cash and cash equivalents	(355)	(684)	68,302	—	67,263
Cash and cash equivalents at beginning of period	355	7,497	177,865	—	185,717

Cash and cash equivalents at end of period	$—	$6,813	$246,167	$—	$252,980

NCL Corporation Ltd.

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this report on Form 6-K, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Many, but not all, of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future,” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, fuel price increases, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively;

•

our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and the incurrence of substantial indebtedness in the future;

•	the continued availability under our credit facilities and compliance with our covenants;

•	our ability to incur significantly more debt despite our substantial indebtedness;

•	our ability to generate sufficient cash flow from operations or draw on our credit facilities may be limited and not in an amount sufficient to fund our liquidity needs;

•

the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	changes in fuel prices or other cruise operating expenses;

•	the risks associated with operating internationally;

•	the impact of the spread of contagious diseases;

•	changes in general economic, business and geo-political conditions;

•

accidents causing damage to ships and other accidents/incidents affecting the health, safety, security and vacation satisfaction of passengers, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms;

•	the continued availability of attractive port destinations;

•	the loss of key personnel or our ability to recruit or retain qualified personnel;

•	the control by certain of our shareholders whose interest may not be aligned with ours;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	future changes in the applicable tax laws;

•	changes involving the environmental, health, safety, security and other regulatory regimes in which we operate;

•	general industry trends, including the introduction of competing itineraries and other products by other companies;

•	the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with our expectations;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide;

•	the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives;

•	changes in interest rates, fuel costs, or foreign currency rates;

•	increases in our future fuel expenses related to implementing recently proposed IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	changes in other operating costs such as crew, insurance and security;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	our ability to attain and maintain any price increases for our products;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations;

•	the impact of weather and natural disasters; and

•	other factors set forth under “Risk Factors” in our Form 20-F for the year ended December 31, 2009 and other documents filed with the Securities and Exchange Commission.

The above examples are not exhaustive and new risks emerge from time to time. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

The interim consolidated financial information should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2009, which are included in our most recently filed Annual Report on Form 20-F.

Terminology and Non-GAAP Financial Measures

Unless otherwise indicated in this report, the following terms have the meanings set forth below:

•	Berths. Double occupancy capacity per cabin even though many cabins can accommodate three or more passengers.

•	Capacity Days. Berths multiplied by the number of cruise days for the period.

•	Dry-dock. Large basin where all the fresh/sea water is pumped out to allow a ship to dock in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

•	EBITDA. Earnings before interest, other income (expense) including taxes, impairment loss, and depreciation and amortization.

•	Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

•	Gross Yield. Total revenue per Capacity Day.

•	Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

•	Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

•	Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

•	Net Yield. Net Revenue per Capacity Day.

•	Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

•	Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that it is the most relevant measure of our revenue performance because it reflects the revenue earned by us net of significant variable costs and is commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

EBITDA is used by us to measure our business performance. We believe EBITDA, when considered along with other performance measures, is a useful measure as it reflects certain operating drivers of our business, such as sales growth, operating costs, marketing, general and administrative expense and other operating income and expense. EBITDA is also one of the measures used by us to calculate incentive compensation for management-level employees. This non-GAAP financial measure has certain material limitations, including:

•

it does not include net interest expense. As we have borrowed money for general corporate purposes, interest expense is a necessary element of our costs and ability to generate profits and cash flows; and

•	it does not include depreciation and amortization expense. As we use capital assets, depreciation and amortization are necessary elements of our costs and ability to generate profits and cash flows.

We compensate for these limitations by using EBITDA as only one of several measures for evaluating our business performance. In addition, capital expenditures, which impact depreciation and amortization, interest expense and income tax expense, are reviewed separately by us. We believe EBITDA can provide a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of our financial performance and prospects for the future. EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments.

Our non-GAAP financial measures may not be comparable to other companies within our industry. Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the “Summary” section.

Overview

Revenue from our cruise and cruise-related activities are categorized by us as “passenger ticket revenue” and “onboard and other revenue.” Passenger ticket revenue and onboard and other revenue vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenue is seasonal based on demand for cruises, which has historically been strongest during the summer months.

Passenger ticket revenue primarily consists of revenue for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and includes revenue for service charges and air and land transportation to and from the ship to the extent passengers purchase these items from us. Passenger ticket revenue is generally collected from passengers prior to their departure on the cruise.

Onboard and other revenue primarily consists of revenue from shore excursions, food and beverage sales, gaming, retail sales and spa services. We record onboard revenue from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a share of their revenue.

Our cruise operating expense is classified as follows:

•

Commissions, transportation and other consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, credit card fees and certain port expenses.

•

Onboard and other primarily consists of direct costs that are incurred in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales, retail and sales of travel protection for vacation packages.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges, and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other consists of repairs and maintenance (including dry-docking costs), ship insurance, ship charter costs and other ship expenses.

Summary

The following table sets forth operating data as a percentage of revenue:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Revenue
Passenger ticket	68.8%	69.0%	67.9%	67.9%
Onboard and other	31.2%	31.0%	32.1%	32.1%

Total revenue	100.0%	100.0%	100.0%	100.0%

Cruise operating expense
Commissions, transportation and other	15.9%	17.4%	15.6%	16.6%
Onboard and other	7.8%	8.6%	7.8%	8.5%
Payroll and related	16.8%	16.8%	17.6%	18.0%
Fuel	10.4%	7.6%	10.8%	7.6%
Food	5.6%	6.3%	5.8%	6.7%
Other	10.8%	12.8%	11.2%	13.8%

Total cruise operating expense	67.3%	69.5%	68.8%	71.2%

Other operating expense
Marketing, general and administrative	12.9%	12.9%	14.1%	13.8%
Depreciation and amortization	8.1%	8.0%	8.6%	8.4%

Total other operating expense	21.0%	20.9%	22.7%	22.2%

Operating income	11.7%	9.6%	8.5%	6.6%

Non-operating income (expense)
Interest income	—%	0.1%	—%	0.1%
Interest expense, net of capitalized interest	(7.7)%	(5.6)%	(8.1)%	(5.8)%
Other income (expense)	(7.1)%	(0.9)%	(3.8)%	1.4%

Total non-operating income (expense)	(14.8)%	(6.4)%	(11.9)%	(4.3)%

Net income (loss)	(3.1)%	3.2%	(3.4)%	2.3%

The following table sets forth selected statistical information:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Passengers Carried	330,662	338,097	635,687	671,058
Passenger Cruise Days	2,224,214	2,307,675	4,368,760	4,571,134
Capacity Days	2,035,928	2,105,876	4,024,208	4,223,396
Occupancy Percentage	109.2%	109.6%	108.6%	108.2%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Passenger ticket revenue	$328,683	$330,265	$607,715	$613,413
Onboard and other revenue	149,232	148,152	286,702	289,459

Total revenue	477,915	478,417	894,417	902,872
Less:
Commissions, transportation and other expense	75,950	83,239	139,887	150,188
Onboard and other expense	37,258	41,275	70,080	76,711

Net Revenue	$364,707	$353,903	$684,450	$675,973

Capacity Days	2,035,928	2,105,876	4,024,208	4,223,396
Gross Yield	$234.74	$227.18	$222.26	$213.78
Net Yield	$179.14	$168.06	$170.08	$160.05

Gross Cruise Cost, Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Total cruise operating expense	$321,394	$332,608	$615,558	$642,858
Marketing, general and administrative expense	61,786	61,654	125,985	124,957

Gross Cruise Cost	383,180	394,262	741,543	767,815
Less:
Commissions, transportation and other expense	75,950	83,239	139,887	150,188
Onboard and other expense	37,258	41,275	70,080	76,711

Net Cruise Cost	269,972	269,748	531,576	540,916
Less:
Fuel	49,569	36,287	96,907	68,815

Net Cruise Cost Excluding Fuel	$220,403	$233,461	$434,669	$472,101

Capacity Days	2,035,928	2,105,876	4,024,208	4,223,396
Gross Cruise Cost per Capacity Day	$188.21	$187.22	$184.27	$181.80
Net Cruise Cost per Capacity Day	$132.60	$128.09	$132.09	$128.08
Net Cruise Cost Excluding Fuel per Capacity Day	$108.26	$110.86	$108.01	$111.78

EBITDA was calculated as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Net income (loss)	$(14,940)	$15,419	$(31,072)	$20,608
Interest income	(37)	(287)	(65)	(635)
Interest expense, net of capitalized interest	37,047	26,635	72,886	52,047
Other expense (income)	33,769	4,253	34,372	(13,082)

Operating income	55,839	46,020	76,121	58,938
Depreciation and amortization expense	38,896	38,135	76,753	76,119

EBITDA	$94,735	$84,155	$152,874	$135,057

Three months ended June 30, 2010 compared to three months ended June 30, 2009

Revenue

Total revenue remained relatively unchanged in 2010 compared to 2009. Net Revenue increased 3.1% in 2010, primarily due to a 6.6% increase in Net Yield partially offset by a 3.3% decrease in Capacity Days. The increase in Net Yield was due to an increase in passenger ticket pricing and onboard revenue primarily due to increased net revenue from our gaming operations and beverage sales. The decrease in Capacity Days was the result of the departure of Norwegian Majesty from our fleet in October 2009.

Expense

Total cruise operating expense decreased 3.4% in 2010 compared to 2009 primarily related to a decrease in Capacity Days and lower ship operating expenses. This decrease was partially offset by an increase in fuel expense primarily as a result of a 42.7% increase in average fuel price per metric ton to $508 in 2010 from $356 in 2009. Total other operating expense remained relatively unchanged compared to 2009 with an increase in marketing expenses offset by lower expenses associated with cost control initiatives. Net Cruise Cost remained relatively unchanged in 2010 compared to 2009. Net Cruise Cost per Capacity Day increased 3.5% due to higher fuel expense per Capacity Day partially offset by lower repairs and maintenance per Capacity Day. Depreciation and amortization expense increased slightly in 2010 compared to 2009 primarily due to depreciation expense related to Norwegian Epic which entered service in late June 2010.

Interest expense, net of capitalized interest, increased to $37.0 million in 2010 from $26.6 million in 2009 primarily due to higher average interest rates. Other income (expense) was a net expense of $33.8 million in 2010 compared to a net expense of $4.3 million in 2009. The expense in 2010 was primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic. The net expense in 2009 was primarily due to foreign currency losses of $17.3 million primarily due to changes in the exchange rate regarding the revaluation of our euro-denominated debt to U.S. dollars, partially offset by fuel derivative gains of $15.1 million.

Six months ended June 30, 2010 compared to six months ended June 30, 2009

Revenue

Total revenue remained relatively unchanged in 2010 compared to 2009. Net Revenue increased 1.3% primarily due to a 6.3% increase in Net Yield partially offset by the 4.7% decrease in Capacity Days. The increase in Net Yield was primarily due to an increase in passenger ticket pricing and onboard revenue due to increased net revenue from our gaming operations and shore excursions. A decrease in Capacity Days was the result of the departure of Norwegian Majesty from our fleet in October 2009.

Expense

Total cruise operating expense decreased 4.2% in 2010 compared to 2009 primarily related to a decrease in Capacity Days and lower ship operating expenses partially offset by an increase in fuel expense primarily as a result of an increase in average fuel prices. Average fuel price per metric ton increased 52.8% to $498 in 2010 from $326 in 2009. Total other operating expense remained relatively unchanged compared to 2009 with an increase in marketing expenses offset by lower expenses associated with cost control initiatives. Net Cruise Cost decreased 1.7% in 2010 compared to 2009. Net Cruise Cost per Capacity Day increased 3.1% due to higher fuel expense per Capacity Day and higher marketing, general and administrative expense per Capacity Day partially offset by lower other ship operating expense and port charges per Capacity Day. Depreciation and amortization expense increased slightly in 2010 compared to 2009 due to depreciation expense related to Norwegian Epic which entered service in late June 2010.

Interest expense, net of capitalized interest, increased to $72.9 million in 2010 from $52.0 million in 2009 primarily due to higher average interest rates. Other income (expense) was a net expense of $34.4 million in 2010 compared to income of $13.1 million in 2009. The expense in 2010 was primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic. The income in 2009 was primarily due to fuel derivative gains of $17.1 million partially offset by foreign currency losses, primarily due to changes in the exchange rate regarding the revaluation of our euro-denominated debt to U.S. dollars, and losses on our interest rate swap.

Liquidity and capital resources

Net cash provided by operating activities was $312.8 million and $26.3 million for the six months ended June 30, 2010 and 2009, respectively. The increase in cash provided by operating activities was primarily due to timing differences in cash payments relating to operating assets and liabilities, the release of cash collateral from our service providers, an increase in advance ticket sales, partially offset by transaction losses related to foreign exchange contracts associated with our financing of Norwegian Epic.

Net cash used in investing activities, primarily consisting of additions to property and equipment, was $853.6 million and $71.0 million for the six months ended June 30, 2010 and 2009, respectively. The additions in 2010 were primarily related to the delivery of Norwegian Epic and in 2009 primarily related to payments for ship construction and shoreside and shipboard capital projects.

Net cash provided by financing activities was $590.1 million and $111.9 million for the six months ended June 30, 2010 and 2009, respectively. Cash provided by financing activities in 2010 was primarily due to borrowings related to the delivery of Norwegian Epic partially offset by repayments on our senior secured revolving credit facility and payments on other outstanding loans and loan arrangement fees. Cash provided by financing activities in 2009 was primarily due to a contribution from, and other transactions with, Affiliates and draw downs on our senior secured revolving credit facilities which were partially offset by repayments of these facilities, payments on other outstanding loans and loan arrangement fees.

Capitalized interest associated with the construction of Norwegian Epic was $8.7 million in 2010 and $5.1 million in 2009.

Future capital commitments

Future capital commitments consist of contracted commitments and future expected capital expenditures necessary for operations. As of June 30, 2010, anticipated capital expenditures are $50.0 million for the remainder of 2010 and $70.0 million for each of the years ending December 31, 2011 and 2012.

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. The amount of collateral may change based on certain terms and conditions. During the second quarter of 2010, our service providers released $84.3 million of collateral from the aggregate of $89.3 million which was included in other long-term assets in our consolidated balance sheet as of December 31, 2009.

As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional permitted indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding sources

As of June 30, 2010, our liquidity was $506.4 million consisting of $99.4 million in cash and cash equivalents and $407.0 million available under our senior secured revolving credit facility.

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of June 30, 2010.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. In the event this environment deteriorates, our business, financial condition and results of operations could be adversely impacted.

We believe our cash on hand, expected future operating cash inflows, additional borrowings under our existing credit facility and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of June 30, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the three months ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCL Corporation Ltd.

By:	/S/ KEVIN M. SHEEHAN
	Name:	KEVIN M. SHEEHAN
Title: Chief Executive Officer and Chief Financial Officer

Date: August 4, 2010